SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.    )

ASHWORTH, INC.
(Name of Subject Company)
ASHWORTH, INC.
(Name of Person Filing Statement)
COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
04516H101
(CUSIP Number of Class of Securities)
Halina Balys
Vice President, Corporate Secretary and Compliance Officer
2765 Loker Avenue West
Carlsbad, California 92010
(760) 438-6610
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
Copies to:
Gibson, Dunn & Crutcher LLP
3161 Michelson Drive, Suite 1200
Irvine, California 92612
(949) 451-3800
Attention: Mark W. Shurtleff, Esq.
☑   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

10/13/08 — Town Hall Meeting — Ashworth / TaylorMade-adidas Golf (TMaG) transaction.
We are excited about this proposed transaction. TMaG is a global, world class company which shares our passion for golf and is committed to continued growth in the golf category. By uniting Ashworth and TMaG and their global positions we will better serve all market channels and golfers of all skill levels. The Ashworth® brand fits perfectly into TMaG’s line-up of brands and together we will be able to increase efficiency and drive the golf apparel business going forward, leveraging a broad set of resources. We believe this proposed transaction will be very good for Ashworth and TMaG as it widens the product range offering, will strengthen the distribution platform and extend the marketing presence.
As for Callaway Golf apparel, both parties to the Callaway license have a vested interest in protecting the brand and its distribution. And, going forward, we will do just that.
The process will start with a tender offer to be launched shortly by TMaG. As noted in this mornings’ press release, we expect the process to be completed in this calendar quarter. For now nothing in our daily operations has changed. We will continue to do business as usual, providing great products and service to our customers. One point is very clear: it is important for all of us to be strong, professional and to continue to provide the high level of service we currently provide. The best thing we can do is perform our jobs to the best of our abilities and take pride in the work we do.
We appreciate everyone’s patience and understanding and as we go forward with this proposed transaction, we will work closely with you in helping you to continue to do your job.